

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 28, 2006

Mr. Stephen M. Merrick
Executive Vice-President and Chief Financial Officer
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2006**
> **File No. 0-23115**

Dear Mr. Merrick:

We have reviewed your response letter dated July 7, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look

like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We remind you that when you refile your amended Form 10-K you should appropriately address the following:
   - label as restated the appropriate column of your financial statements,
   - full compliance in your financial statement footnotes with APB 20, paragraphs 36 and 37, including the effect of your correction on net loss and the related per share amounts in the period in which the error was discovered and detected,
   - updated Item 9A. disclosures in the amended Form 10-K should include the following:
     i. a discussion of each restatement,
     ii. how the restatements impacted the CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures, and
     iii. anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-K.
   - updated consents.

Financial Statements

Consolidated Statement of Operations, page F-4

3. We have reviewed your response to comment 4. Please amend your financial statements to include gains on the sale of assets in the amounts of $122,499 in 2004 and $28,007 in 2003 within income (loss) from operations. Please refer to paragraph 45 of SFAS 144. Please also revise your management's discussion and analysis based on the revised accounting for these transactions.

Consolidated Statements of Cash Flows, page F-6

4. We have reviewed your response to comment 5. You stated that you maintain significant cash balances at your UK subsidiary and that over the period from 2003 to 2005, there have been significant fluctuations in exchange rates between the U.S. Dollar and the British Pound which have caused the exchange rate fluctuations in your statements of cash flow. Based on historical foreign exchange rate data, the British Pound appreciated versus the US Dollar by 8.3% over the period from December 31, 2003 to December 31, 2004 while the British Pound depreciated versus the US Dollar by 10.7% over the period from December 31, 2004 to December 31, 2005. Though these fluctuations are not insignificant they do not explain the significant effect of exchange rate changes on your cash

balance.  More specifically, the $239,797 effect of exchange rate changes on cash in 2005 represent 91% of your cash balance.  The $157,884 effect of exchange rate changes on cash in 2004 are equivalent to 30% of your cash balance.  These fluctuations are significantly in excess of the fluctuations in the foreign currency exchange rates during these periods.  In addition, during a telephone conversation that we had, you requested additional time to respond to our comments since you were in the process of reviewing and modifying your cash flow statements to capture the impact of foreign currencies on your cash position.  Please tell us the cash amounts held at your UK and Mexican subsidiaries at December 31, 2003, 2004 and 2005 and any other period that you deem appropriate.  Please also provide us with your statements of cash flows worksheets and a reconciliation of the amounts in the cash flow worksheets to the amounts in your statements of cash flows for 2003, 2004 and 2005.

Note 9 – Other Income/Expense, page F-15

5.  We have reviewed your response to comment 9.  Please amend your financial statements to classify the reversal of liabilities in the amounts of $395,489 in 2004 and $428,125 in 2003 within income (loss) from operations.  Please also revise your management's discussion and analysis based on the revised accounting for these transactions.

Note 15 – Sale Leaseback of Building – Related Party, page F-18

6.  We have reviewed your response to comment 11.  Please amend your financial statements to include the deferred gain of $160,000 on the sale and leaseback within income (loss) from operations.  Please refer to paragraph 45 of SFAS 144.  Please also revise your management's discussion and analysis based on the revised accounting for these transactions.

Form 10-Q for the quarter ended March 31, 2006

General

7.  Please address the comments above in your interim filings as well.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,


Rufus Decker
Branch Chief